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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                    FORM 6-K
                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                                 August 1, 2006


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                       Commission File Number: 333-130901

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                             MACRO BANSUD BANK INC.
             (Exact name of registrant as specified in its Charter)

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                                  Sarmiento 447
                              Buenos Aires C1 1041
                              Tel: 54 11 5222 6500
              (Address of registrant's principal executive offices)

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         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F    [X]           Form 40-F    [ ]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

                  Yes          [ ]           No           [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

                  Yes          [ ]           No           [X]

         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes          [ ]           No           [X]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A

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FOR MORE INFORMATION CONTACT:

JORGE F. SCARINCI, CFA
CHIEF INVESTOR RELATIONS OFFICER
Phone: (5411) 5222 6730
Fax: (5411) 5222 8202
investorelations@macrobansud.com.ar
www.macrobansud.com.ar

  BANCO MACRO BANSUD S.A. ANNOUNCES A CALL FOR A GENERAL SHAREHOLDERS' MEETING

>> (Buenos Aires, Argentina, August 1st, 2006) - Banco Macro Bansud S.A. (BMA) (Buenos Aires Stock Exchange: BSUD / NYSE: BMA) today announced that the Board of Directors has called for a General Shareholders' Meeting to be held on September 1st, 2006, in order to discuss the creation of a global program for the issuance of corporate bonds.

Please find below the minutes of the Board of Directors' Meeting calling the General Shareholders' Meeting to be held on 09/01/2006.

In the City of Buenos Aires, on this thirty-first day of the month of July 2006, at 10 am, the members of the Board of Directors of BANCO MACRO BANSUD S.A. signing at the end hereof and a member of the Supervisory Committee, meet at the principal place of business of the above mentioned company located at Sarmiento 447.

The Chairman, Mr. Jorge H. Brito, expresses that given the favorable local and international macro-economic context and the prospects of growth of the banking system generally and of the bank in particular, it would be advisable for the company to call a shareholders' meeting in order to propose the establishment of a global program for the issuance of simple short, medium or long-term notes, either subordinated or not, secured or unsecured, pursuant to the provisions of Law 23,576, as amended by Law 23,962, and other applicable regulations, for up to a maximum outstanding amount anytime during the term of the program of US $400,000,000 (four hundred million United States dollars), or its equivalent in other currencies, under which the company may issue different classes and/or series of notes expressed in US dollars or other currencies and reissue any classes or series that may be redeemed in the future.

After a brief discussion, the Board unanimously approves the proposal submitted by the Chairman and resolves to call a General Shareholders' Meeting to be held on September 1st 2006, at 11 am, at the principal place of business of the company, in order to discuss the Agenda included in the following notice:

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                                NOTICE OF MEETING
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A General Shareholders' Meeting is called to be held on September 1st 2006, at
11 am, at the principal place of business of the company located at Sarmiento 447, Capital Federal, in order to discuss the following:

                                     AGENDA
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1) Appoint of two shareholders to sign the Minutes of the Shareholders' Meeting.

2) Evaluate the creation of a global program for the issuance of simple short, medium or long-term notes, either subordinated or not, secured or unsecured, pursuant to the provisions of Law 23,576, as amended by Law 23,962, and other applicable regulations, for up to a maximum outstanding amount anytime during the term of the program of US $400,000,000 (four hundred million United States dollars), or its equivalent in other currencies, under which the company may issue different classes and/or series of notes expressed in US dollars or other currencies and reissue any classes or series that may be redeemed in the future (hereinafter referred to as the "Program").

3) Evaluate how the proceeds raised as a result of the placement of the notes to be issued under the Program shall be applied.

4) Evaluate the request of authorization (i) for the creation of the Program before the Comision Nacional de Valores ("CNV") and/or any applicable similar entities abroad; and (ii) of the Program for the possible listing and/or negotiation of the notes issued under the Program, in the Buenos Aires Stock Exchange (Bolsa de Comercio de Buenos Aires), the Mercado Abierto Electronico S.A. ("MAE") or any other stock exchange or self-regulated market of the Republic of Argentina and/or abroad as the Board of Directors or the persons authorized thereby may from time to time determine.

5) Delegate the necessary powers to the Board of Directors so that it may (i) determine and establish all terms and conditions of the Program, of each of the series that the company may issue from time to time and of the notes to be issued under the Program and not expressly provided for by this Shareholders' Meeting, including, without limitation, the amount (within the maximum amount authorized by this Shareholders' Meeting), time of issuance, term, price, placement method and payment terms, the interest rate thereof, the possibility that such corporate bonds be represented by certificates or be simply registered as book-entry notes (escriturales), or in the form of a Global Certificate, that they be issued on a registered or bearer form, that they be issued in one or several classes and/or series, that they be listed or negotiated in stock exchanges and/or over-the-counter markets within the Republic of Argentina and/or abroad, and any other condition that the Board may, in its discretion, deem necessary to determine; (ii) carry out all the necessary acts before the CNV and/or any similar applicable foreign entities in order to obtain the authorization for the creation of the Program; (iii) carry out all the necessary acts before the BCRA (Central Bank of the Republic of Argentina), the MAE and/or any other stock exchange or self-regulated market of the Republic of Argentina and/or abroad in order to obtain the authorization of the Program for the possible listing and/or negotiation of the notes issued under such Program; (iv) carry out, if applicable, the negotiation with Caja de Valores S.A. or the entity provided for in the relevant Pricing Supplement, of the terms and conditions (including the determination of the fees for its services) for it to act as payment and/or register agent and, eventually, as depositary of the global certificate; and (v) hire one or more independent notes rating companies that shall be different as to the rating of the Program and/or the series of notes to be issued under the Program.

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6) Authorize the Board of Directors to sub-delegate to one or more of its members, or to the person such members may deem appropriate, the exercise of the powers listed in paragraph 5) above.

7) Evaluate the transaction with a related party, regarding the sale of the Certificates representing a Participating Interest in Puerto Madero Siete Trust, in favor of the Director Fernando A. Sansuste.

                             THE BOARD OF DIRECTORS


NOTES: (i) In order to attend the Shareholders' Meeting, all Shareholders shall deposit evidence or proof of their book-entry shares issued for such purpose by Caja de Valores S.A. and provide sufficient evidence of identity and legal capacity, as the case may be, at Sarmiento 447, Capital Federal, from 10 am to 3 pm, by August 28th 2006. (ii) We remind all Shareholders that are foreign companies that they must register with the Public Registry of Commerce (Registro Publico de Comercio) of the City of Buenos Aires pursuant to the terms of section 123 of the Business Company Law No. 19,550, as amended. (iii) Pursuant to the provisions set forth in the rules issued by the CNV, the owners of the shares shall include the following information in the notice of attendance to the Shareholders' Meeting: owner's name and last name or complete corporate name, identity card type and number of individuals or, if the owner of the shares is a legal entity, then it shall furnish all registration data expressly stating the registry in which such legal entity was registered and the jurisdiction and domiciled thereof. All persons attending the Shareholders' Meeting in the name and on behalf of the owner of the shares shall provide the same information.

There being no further business to transact, the Meeting is adjourned at 10:30 am.

Readers of this report must note that this is a translation made from an original version written and expressed in Spanish. Consequently, any matters of interpretation should be referred to the original version in Spanish.

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                                    SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date:  August 1, 2006
                                                    MACRO BANSUD BANK INC.


                                                    By:    /s/ Luis Cerolini
                                                           -----------------
                                                    Name:  Luis Cerolini
                                                    Title: Attorney-in-fact